                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                SCHEDULE 13D
                                (Rule 13d-101)
                   Under the Securities Exchange Act of 1934
                           (Amendment No.         )*
                                          --------

                            Litton Industries, Inc.
-----------------------------------------------------------------------
                               (Name of Issuer)
       Series B $2 Cumulative Preferred Stock, par value $5.00 per share
-----------------------------------------------------------------------
                        (Title of Class of Securities)

                                  538021 40 3
-----------------------------------------------------------------------
                                (CUSIP Number)
                                W. Burks Terry
                 Corporate Vice President and General Counsel
                         Northrop Grumman Corporation
                             (formerly NNG, Inc.)
                            1840 Century Park East
                             Los Angeles, CA 90067
                                (310) 553-6262
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)
                                 April 3, 2001
-----------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)
       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 9 Pages)


 CUSIP No. 538021 40 3                13D                    Page 2 of 9 Pages
    1.      Name Of Reporting Person
            I.R.S. Identification Nos. Of Above Persons (Entities Only)

            Northrop Grumman Corporation (formerly NNG, Inc.)
            95-4840775
--------------------------------------------------------------------------------

   2.       Check The Appropriate Box If A Member Of A Group*
                  (a)
                  (b)
--------------------------------------------------------------------------------
   3.       SEC Use Only
--------------------------------------------------------------------------------
   4.       Source of Funds (See Instructions)        BK, OO
--------------------------------------------------------------------------------

   5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)
--------------------------------------------------------------------------------
   6.       Citizenship or Place of      Delaware
            Organization                 ---------------------------------------
--------------------------------------------------------------------------------


       Number of          7.   Sole Voting Power
      Shares Bene-      --------------------------------------------------------
        ficially          8.   Shared Voting Power                  240,632
     Owned by Each      --------------------------------------------------------
       Reporting          9.   Sole Dispositive Power
      Person With
                         10.   Shared Dispositive Power             240,632
--------------------------------------------------------------------------------
  11.       Aggregate Amount Beneficially Owned by Each Reporting Person 240,632
--------------------------------------------------------------------------------
  12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)
--------------------------------------------------------------------------------
  13.       Percent of Class Represented by Amount in Row (11)         58.6%
--------------------------------------------------------------------------------
  14.       Type of Reporting Person (See Instructions)  HC,CO
--------------------------------------------------------------------------------


CUSIP No. 538021 40 3                  13D                     Page 3 of 9 Pages
   1.       Name Of Reporting Person
            I.R.S. Identification Nos. Of Above Persons (Entities Only)

            Northrop Grumman Systems Corporation (formerly Northrop
            Grumman Corporation) 95-1055798
--------------------------------------------------------------------------------
   2.       Check The Appropriate Box If A Member Of A Group*
                  (a)
                  (b)
--------------------------------------------------------------------------------
   3.       SEC Use Only
--------------------------------------------------------------------------------
   4.       Source of Funds (See Instructions)        BK, OO
--------------------------------------------------------------------------------
   5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)
--------------------------------------------------------------------------------
   6.       Citizenship or Place of   Delaware
            Organization              ------------------------------------------
--------------------------------------------------------------------------------
       Number of      7.   Sole Voting Power
      Shares Bene-    ----------------------------------------------------------
        ficially      8.   Shared Voting Power   240,632
     Owned by Each    ----------------------------------------------------------
       Reporting      9.   Sole Dispositive Power
      Person With     ----------------------------------------------------------
                      10.  Shared Dispositive Power  240,632
--------------------------------------------------------------------------------
  11.       Aggregate Amount Beneficially Owned by Each Reporting Person 240,632
--------------------------------------------------------------------------------
  12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)
--------------------------------------------------------------------------------
  13.       Percent of Class Represented by Amount in Row (11)  58.6%
--------------------------------------------------------------------------------
  14.       Type of Reporting Person (See Instructions)  HC, CO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D (this "Schedule 13D") relates to the Series B $2 Cumulative Preferred Stock, par value $5.00 per share (the "Litton Preferred Stock"), of Litton Industries, Inc., a Delaware corporation ("Litton"). The principal executive offices of Litton are located at 21240 Burbank Boulevard, Woodland Hills, California 91367-6675.

     Responses to each item of this Schedule 13D are qualified in their entirety by the Exhibits filed hereto.


ITEM 2.  IDENTITY AND BACKGROUND

     The names of the persons filing this statement are Northrop Grumman Corporation, formerly NNG, Inc., a Delaware corporation ("New Northrop Grumman") and Northrop Grumman Systems Corporation, formerly Northrop Grumman Corporation, a Delaware corporation ("Systems"). The address of the principal business and principal office of New Northrop Grumman and Systems is 1840 Century Park East, Los Angeles, California 90067. New Northrop Grumman and Systems are advanced technology companies operating in the Integrated Systems Sector, Electronic Systems and Sensor Sector and Information Technology segments of the broadly defined aerospace and defense industry. Neither New Northrop Grumman nor Systems has been convicted in any criminal proceedings during the past five years. In addition, neither New Northrop Grumman nor Systems has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     On April 2, 2001, Systems completed a corporate reorganization that was effected by action of its Board of Directors without a vote of its stockholders pursuant to Section 251(g) of the Delaware General Corporation Law and an Agreement and Plan of Merger, dated as of March 20, 2001 between Systems, New Northrop Grumman and NGC Acquisition Corp. a Delaware corporation and indirect wholly-owned subsidiary of Systems. In accordance with Section 251(g), NGC Acquisition Corp. was merged with and into Systems with Systems as the surviving corporation and a wholly-owned subsidiary of New Northrop Grumman, the new holding company (the "Northrop Reorganization"). At the effective time of that merger and in connection with the Northrop Reorganization, New Northrop Grumman changed its name from NNG, Inc. to "Northrop Grumman Corporation," and Northrop Grumman Corporation changed its name to "Northrop Grumman Systems Corporation."


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     New Northrop Grumman and Systems obtained the funds necessary to consummate the Offer and the Litton Merger (each, as defined in Items 4 below) from (a) senior unsecured loans of up to an aggregate of $6,000,000,000 and (b) an offering pursuant to Rule 144A promulgated under the Securities Act of 1933, as amended, of $1,500,000,000 in debt securities, as described in this section.

     New Northrop Grumman, Systems and Litton entered into a $2,500,000,000 364-day revolving credit facility with The Chase Manhattan Bank, Credit Suisse First Boston, and JP Morgan dated as of March 30, 2001 and a separate $2,500,000,000 five-year revolving credit facility with The Chase Manhattan Bank, Credit Suisse First Boston, and JP Morgan dated as of March 30, 2001. Each of the credit facilities contains usual and customary affirmative and negative covenants, including customary financial covenants. Interest rates for the loans will be adjusted LIBOR (which will at all times include statutory reserves) or the adjusted base rate, at the election of Systems, in each case plus spreads depending upon a schedule of certain specified Standard & Poor's and Moody's Investor Services ratings of Systems. Systems may elect periods of one, two, three or six months for adjusted LIBOR borrowings under the loans.

     In February 2001, Systems issued $1,500,000,0000 of indebtedness to qualified institutional buyers in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, consisting of $750,000,000 of 7 1/8% Notes due 2011 and $750,000,000 of 7 3/4% Debentures
due 2031. The 7 1/8% Notes due 2011 were issued at an issue price of 99.715% of face value and the 7 3/4% Debentures due 2031 were issued at an issue price of 99.051% of face value, plus, in each case, accrued interest from February 27, 2001. The Notes and Debentures represent senior unsecured obligations of New Northrop Grumman and Systems. The senior debt indenture pursuant to which Systems issued the 7 1/8% Notes due 2011 and 7 3/4% Debentures due 2031 contains customary covenants and restrictions relating to, among other things, limitations on liens, sale and leaseback arrangements and funded debt of subsidiaries.


ITEM 4.  PURPOSE OF THE TRANSACTION

     On January 5, 2001, Systems commenced a cash tender offer to purchase all Litton Common Stock at $80.00 per share and all Litton Preferred Stock at $35.00 per share (the "Offer"), pursuant to a merger agreement, dated December 21, 2000, with Litton (the "Original Merger Agreement"). The Original Merger Agreement contemplated a back-end merger (the "Litton Merger") to acquire any remaining shares of Litton Common Stock not tendered and purchased in the Offer (the "Original Transaction").

     Subsequently, Systems, New Northrop Grumman, Litton and LII Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of New Northrop Grumman ("LII Acquisition"), agreed to amend the terms of the Original Transaction pursuant to the terms of an amended merger agreement, dated as of January 23, 2001 (the "Amended Merger Agreement"), to provide that the Northrop Reorganization would occur in connection with the acquisition of Litton.

     In addition, the terms of the Original Transaction were amended on January 23, 2001 to provide holders of shares of Litton common stock, par value $1.00 per share ("Litton Common Stock") with a choice among the following forms of consideration in an offer to purchase or exchange for each share of Litton Common Stock: (i) shares of New Northrop Grumman common stock ("New Northrop Grumman Common Stock"); (ii) shares of New Northrop Grumman Series B preferred stock ("New Northrop Grumman Preferred Stock"); and/or (iii) cash. The New Northrop Grumman Common Stock and New Northrop Grumman Preferred Stock will be issued on a basis that is intended to be tax-free to Litton stockholders. The number of shares of New Northrop Grumman Common Stock and New Northrop Grumman Preferred Stock available in the offer to purchase or exchange is limited and, if holders of Litton Common Stock elect to receive more shares of New Northrop Grumman Preferred Stock or New Northrop Grumman Common Stock than are available, such shares issued to Litton stockholders will be subject to proration. Any shares of Litton Common Stock not tendered and purchased in the offer to purchase or exchange will be acquired for cash in a merger of Litton with a wholly-owned subsidiary of New Northrop Grumman, LII Acquisition. The terms of the Original Transaction with respect to the purchase of the Litton Preferred Stock remain unchanged by the Amended Merger Agreement. The Original Transaction as modified by the Amended Merger Agreement is referred to herein as the "Amended Transaction." Additional information concerning the Amended Transaction is contained in New Northrop Grumman's Registration Statement on Form S-4 (File No. 333-54800) (as amended from time to time, the "S-4"), a copy of which has been filed with the Securities and Exchange Commission ("SEC"). Copies of the S-4 may be obtained, without charge, from the SEC website at www.sec.gov.
-----------

     Also, in connection with the Amended Transaction, Systems, New Northrop Grumman and Unitrin, Inc., a Delaware corporation ("Unitrin"), entered into a stockholder's agreement, dated as of January 23, 2001, (the "Stockholder's Agreement"). Pursuant to the Stockholder's Agreement, Unitrin agreed (i) to tender, and to cause its subsidiaries, Trinity Universal Insurance Company, a Texas corporation, United Insurance Company of America, an Illinois corporation and Union National Life Insurance Company, a Louisiana corporation (these three Unitrin subsidiaries, collectively the "Unitrin Subsidiaries") to tender, all shares of Litton Common Stock owned by Unitrin and the Unitrin Subsidiaries into the offer to purchase or exchange; (ii) to vote, and to cause the Unitrin Subsidiaries to vote, all shares of the Litton Common Stock held by Unitrin and the Unitrin Subsidiaries at any meeting of stockholders of Litton in favor of the Amended Transaction or any actions proposed to be taken in contemplation of the Amended Transaction and against any action the effect of which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the Amended Transaction; (iii) to elect to receive, and to cause the Unitrin Subsidiaries to elect to receive, New Northrop Grumman Preferred Stock in the offer to purchase or exchange (each a "Preferred Election") with respect to at least 3,750,000 shares of Litton Common Stock in the aggregate; (iv) to elect to receive, and to cause the Unitrin Subsidiaries to elect to receive, New Northrop Grumman Common Stock in the offer to purchase or exchange (each a "Common Election") with the remainder of any shares of Litton Common Stock held by Unitrin and the Unitrin Subsidiaries as to which a Preferred Election is not made or as to which New Northrop Grumman Preferred Stock is not received due to the proration provisions of the Amended Transaction; and (v) with respect to any Common Election, to specify that such election is made for the "Alternative A" proration option described in the prospectus comprising a part of the S-4, which description is incorporated by this reference.

     Unitrin also agreed, and has also agreed to cause the Unitrin Subsidiaries
(A) not to take any actions inconsistent with the obligations listed above, and
(B) subject to certain limitations, not to solicit or encourage, or enter into any agreement concerning, any alternatives to the Amended Transaction. Finally, pursuant to the terms of the Stockholder's Agreement and the form of irrevocable proxy attached thereto, Unitrin granted and agreed to cause the Unitrin Subsidiaries to grant an irrevocable proxy and power of attorney in favor of Systems and New Northrop Grumman with respect to all shares of Litton Common Stock held by Unitrin and the Unitrin Subsidiaries, but only with respect to the matters necessary for consummation of the transactions contemplated by the Amended Merger Agreement and only to be exercised in the manner discussed above with respect to the voting obligations of Unitrin and the Unitrin Subsidiaries. The Stockholder's Agreement is filed as Exhibit (d)(5) to Amendment No. 4 to the Tender Offer Statement on Schedule TO, dated January 31, 2001 and is incorporated herein by reference. A summary of the Stockholder's Agreement is contained in the S-4 filed by New Northrop Grumman, which summary is also incorporated herein by reference.

     In addition, New Northrop Grumman, Systems and Unitrin entered into a Registration Rights Agreement dated as of January 23, 2001 (the "Registration Rights Agreement") giving Unitrin certain "demand" and "piggyback" registration rights with respect to New Northrop Grumman Common Stock and New Northrop Grumman Preferred Stock. The Registration Rights Agreement is filed as Exhibit
(d)(6) to Amendment No. 4 to the Tender Offer Statement on Schedule TO, dated January 31, 2001, and is incorporated herein by reference. A summary of the Registration Rights Agreement is contained in the S-4 filed by New Northrop Grumman, which summary is also incorporated herein by reference.

     At Midnight New York City time on Monday, April 2, 2001, the Offer expired, and at approximately 12:30 a.m. on April 3, 2001, New Northrop Grumman accepted for purchase 240,632 shares of Litton Preferred Stock. On April 3, 2001, all but four members of the Litton Board of Directors resigned from the Board of Directors. Furthermore, the size of the Litton Board of Directors was reduced to nine with the remaining members of the Litton Board of Directors electing five new directors designated by New Northrop Grumman to fill the vacancies created by the resignations of the members of the Litton Board of Directors. On April 11, 2001, C. B. Thornton, Jr. resigned from the Board of Directors pursuant to a written letter of resignation.

     On April 11, 2001, Northrop Grumman assigned all of its right, title and interest in the Litton Preferred Stock to Systems.

     The Reporting Persons may from time to time consider acquiring additional shares of Litton Preferred Stock in open market transactions, privately negotiated transactions or otherwise at a price not to exceed $35.00 per share. In the event the Reporting Persons acquire two-thirds or more of the shares of Litton Preferred Stock, the Reporting Persons will have sufficient voting power to amend the terms of the Litton Preferred Stock in accordance with the provisions set forth in Litton's Restated Certificate of Incorporation. In addition, in the event there are less than 300 registered holders of the Litton Preferred Stock, the Reporting Persons may deregister or delist the Litton Preferred Stock. Apart from the foregoing, the Reporting Persons currently have no specific plans or proposals that relate to or would result in the occurrence of any of the transactions and events specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

     The information contained in Item 4 above is incorporated herein by reference.

     The aggregate number of shares of Litton Preferred Stock beneficially owned by each of Northrop Grumman and Systems is 240,632 which represents 58.6% of the outstanding Litton Preferred Stock.

     Northrop Grumman has:
          . 0 shares of Litton Preferred Stock as to which it has the sole power to vote or to direct the vote;

          . 240,632 shares of Litton Preferred Stock as to which it has shared power to vote or to direct the vote;

          . 0 shares of Litton Preferred Stock as to which it has the sole power to dispose or to direct the disposition; and

          . 240,632 shares of Litton Preferred Stock as to which it has shared power to dispose or to direct the disposition.

     Systems has:
          . 0 shares of Litton Preferred Stock as to which it has the sole power to vote or to direct the vote;

          . 240,632 shares of Litton Preferred Stock as to which it has shared power to vote or to direct the vote;

          . 0 shares of Litton Preferred Stock as to which it has the sole power to dispose or to direct the disposition; and

          . 240,632 shares of Litton Preferred Stock as to which it has shared power to dispose or to direct the disposition.

     Except as set forth in Item 4 herein, to the best knowledge of each of the Reporting Persons, within the past 60 days, each of the Reporting Persons has not engaged in any transaction relating to the Litton Preferred Stock. The reporting obligations required by subsections 5(d) and 5(e) of this Item are not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The descriptions of the Stockholder's Agreement and the Registration Rights Agreement appearing in Item 4 of this Schedule 13D are incorporated herein by reference, included as Exhibit 1 and Exhibit 2 to this Schedule 13D and filed as exhibits to Amendment No. 4 to the Tender Offer Statement on Schedule TO, dated January 31, 2001, and a summary of each of these agreements is contained in the S-4 filed by NNG on February 1, 2001, which is incorporated herein by reference.

ITEM 7.  EXHIBITS

     The following agreements or plans are filed as exhibits to this Schedule
13D:

-------------------------------------------------------------------------------
Exhibit No.  Description
-----------  -------------------------------------------------------------------
          1  Stockholder's Agreement, dated as of January 23, 2001, by and among
             Unitrin, Inc., Northrop Grumman Corporation and NNG, Inc., and
             irrevocable proxies related thereto, filed as Exhibit (d)(5) to
             Amendment No. 4 to the Tender Offer Statement on Schedule TO, filed on January 31, 2001 and subsequently amended from time to time, and incorporated herein by reference.
--------------------------------------------------------------------------------
          2  Registration Rights Agreement, dated as of January 23, 2001, by and among Unitrin, Inc., Northrop Grumman Corporation and NNG, Inc.,
             filed as Exhibit (d)(6) to Amendment No. 4 to the Tender Offer
             Statement on Schedule TO, filed on January 31, 2001 and
             subsequently amended from time to time, and incorporated herein by reference.
--------------------------------------------------------------------------------
          3  $6,000,000,000 Senior Credit Facilities Commitment Letter dated
             January 30, 2001 from Credit Suisse First Boston, The Chase
             Manhattan Bank and JP Morgan, a division of Chase Securities, Inc., filed as Exhibit (b)(ii) to Amendment No. 5 to the Tender Offer
             Statement on Schedule TO, filed on February 1, 2001 and
             subsequently amended from time to time, and incorporated herein by reference.
--------------------------------------------------------------------------------
          4  Agreement and Plan of Merger, dated as of December 21, 2001, by and among Litton Industries, Inc., Northrop Grumman Corporation, and
             LII Acquisition Corp., filed as Exhibit (d)(1) to the Tender Offer
             Statement on Schedule TO, filed on January 5, 2001 and subsequently amended from time to time, and incorporated herein by reference.
--------------------------------------------------------------------------------
          5  Amended and Restated Agreement and Plan of Merger, dated as of
             January 23, 2001, by and among Northrop Grumman Corporation, Litton
             Industries, Inc., NNG, Inc. and LII Acquisition Corp., filed as
             Exhibit (d)(4) to Amendment No. 4 to the Tender Offer Statement on
             Schedule TO, filed on January 31, 2001 and subsequently amended from time to time, and incorporated herein by reference.
--------------------------------------------------------------------------------
          6  Joint Filing Agreement filed as Exhibit 6 to this Statement on
             Schedule 13D.
--------------------------------------------------------------------------------
          7  Registration Statement on Form S-4 (File No. 333-54800) filed with the SEC by NNG, Inc. on February 1, 2001, and subsequently amended from time to time, including without limitation on March 5, 2001 and March 27, 2001, and incorporated herein by reference.
--------------------------------------------------------------------------------
          8  Form of $2,500,000,000 364-Day Revolving Credit Agreement among
             NNG, Inc., Northrop Grumman Corporation, Litton Industries, Inc.,
             the Lenders party thereto, The Chase Manhattan Bank and Credit
             Suisse First Boston, as Co-Administrative Agents, Salomon Smith
             Barney Inc., as Syndication Agent, and The Bank of Nova Scotia and
             Deutsche Banc Alex. Brown, Inc. as Co-Documentation Agents filed as
             Exhibit 10.6 to Amendment No. 2 to the Registration Statement on
             Form S-4 filed with the SEC by NNG, Inc. on March 27, 2001, and incorporated herein by reference.
--------------------------------------------------------------------------------


          9  Form of $2,500,000,000 Five-Year Revolving Credit Agreement among
             NNG, Inc., Northrop Grumman Corporation, Litton Industries, Inc.,
             the Lenders party thereto, The Chase Manhattan Bank and Credit
             Suisse First Boston, as Co-Administrative Agents, Salomon Smith
             Barney Inc., as Syndication Agent, and The Bank of Nova Scotia and
             Deutsche Banc Alex. Brown, Inc. as Co-Documentation Agents filed as
             Exhibit 10.7 to Amendment No. 2 to the Registration Statement on
             Form S-4 filed with the SEC by NNG, Inc. on March 27, 2001, and incorporated herein by reference.
--------------------------------------------------------------------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2001
                                    Northrop Grumman Corporation
                                     (formerly NNG, Inc.)

                                     /s/ John H. Mullan
                                    __________________________________
                                    John H. Mullan,
                                    Corporate Vice President, Secretary and
                                    Associate General Counsel

                                                                       Exhibit 6

                            JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(h) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Series B $2 Cumulative Preferred Stock of Litton Industries, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.

     The undersigned further agrees that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate.

     This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

     In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 12th day of April, 2001.


                              NORTHROP GRUMMAN SYSTEMS CORPORATION
                               (formerly Northrop Grumman Corporation)

                                   /s/ John H. Mullan
                              __________________________________________
                              Name:  John H. Mullan
                              Title:  Corporate Vice President and Secretary